Exhibit (a)(5)(Y)

NOTICE OF EFFECTIVENESS OF THE FIRST STEP MERGER

Dated 11 November 2020

The first-step merger pursuant to which Wright Luxembourg S.A., a Luxembourg société anonyme with its registered office at 6, rue Eugène Ruppert, L-2453 Luxembourg, Grand Duchy of Luxembourg and registered with the registre de commerce et des sociétés of Luxembourg under number B242.225, as absorbing company, shall acquire all assets and liabilities (het gehele vermogen) under universal succession of title (algemene titel) of Wright Medical Group N.V., a company with limited liability (naamloze vennootschap) incorporated under the laws of the Netherlands, with its corporate seat in Amsterdam, the Netherlands, and its registered office at Prins Bernhardplein 200, 1097 JB Amsterdam, The Netherlands, registered with the Dutch trade register of the Chamber of Commerce under number 34250781, as absorbed company, and that Wright Medical Group N.V. shall cease to exist is EFFECTIVE as of the date above written.

All the conditions precedent set out in section 11 of the draft terms of merger established in accordance with Article 1021-1 of the Luxembourg law on commercial companies dated August 10, 1915, as amended and restated and signed by Wright Medical Group N.V. and Wright Luxembourg S.A. on 13 March 2020 and published in the Recueil Electronique des Sociétés et Associations (RESA), under number RESA_2020_064.23 on 20 March 2020 and in the Dutch Government Gazette (Staatscourant) and the Dutch daily newspaper Trouw on 19 March 2020 (the Draft Terms of Merger) are SATISFIED as of the date above written.

This notice is published on www.wright.com on the date above written and filed with the U.S. Securities and Exchange Commission at www.sec.gov on 12 November 2020.